Ex99.86

DeFi Technologies CEO Featured on the Pomp Podcast with Crypto Evangelist Anthony "Pomp" Pompliano

TORONTO, April 19, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (OTC: RDNAF) (NEO: DEFI) (GR: RMJR), a company that builds and manages assets in the decentralized finance sector, today announced Co-Founder and CEO Wouter Witvoet was interviewed on the Pomp Podcast, hosted by Anthony "Pomp" Pompliano, cryptocurrency and blockchain evangelist and founder and partner at Morgan Creek Digital, a hedge fund which specializes in blockchain technology and digital assets, and backed by investment management firm Morgan Creek Capital.

In the exclusive interview, Witvoet and Pompliano discuss the disruptive and transformative potential of decentralized finance, how legacy enterprises and  systems could coexist and evolve, and the current pace of adoption in the decentralized finance space. Also discussed are the origins of DeFi Technologies, the strength of its team and unique value proposition, offering retail investors a simple way to gain diversified exposure to multiple opportunities across the blockchain space.

Witvoet and Pompliano also explore the potential of NFTs (non-fungible tokens) and the unmet needs in an increasingly digital world that are driving growing global demand, as well as the overall potential of decentralized finance technologies to become the new financial  standard.
To watch the full podcast, please visit: https://youtu.be/iilJIa1yTrc

Pompliano is currently managing director of Pomp Investments, having invested over $200m+ in early stage companies. In 2018 he co-founded Morgan Creek Digital with Mark Yusko and Jason Williams. He also writes daily newsletters to institutional investors which provide a personal analysis of the daily news in the crypto industry, and he is the host of the podcast, Off the Chain. Prior to his involvement in the blockchain industry, Pompliano was a partner at Full Tilt Capital (later acquired by Morgan Creek Capital), and held roles at Snapchat and Facebook.

In 2018, crypto index provider Bitwise partnered with Morgan Creek Capital in 2018 to create the Digital Asset Index Fund, which offers the 10 largest digital assets by market capitalization. Funds are stored in cold storage, and Morgan Creek and Bitwise have committed to auditing the fund annually. Pompliano sits on the Index Policy Committee, which oversees the fund, and is an advisor to DeFi Technologies.

About  DeFi Technologies:
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.
For more information visit www.rdnafinfo.com

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the decentralized finance sector; the pursuit by DeFi Technologies of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of  activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

View original content to download multimedia:
http://www.prnewswire.com/news-releases/defi-technologies-ceo-featured-on-the-pomp-podcast-with-crypto-evangelist-anthony-pomp-pompliano-301271058.html SOURCE DeFi Technologies, Inc.

View  original content  to download  multimedia: http://www.newswire.ca/en/releases/archive/April2021/19/c7172.html

For further information: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com CO: DeFi Technologies, Inc.